PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3) Registration No. 333-123569

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated June 20, 2005)

BioDelivery Sciences International, Inc.

1,390,583 Shares of Common Stock

This prospectus supplement supplements, and should be read in conjunction with, the accompanying prospectus dated June 20, 2005. The prospectus relates to the public sale, from time to time, of up to 1,390,583 shares of our common stock, par value $0.001 per share, by Laurus Master Fund, Ltd., for its own account.

The following information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this prospectus supplement.

The prospectus is supplemented to add the following information:

On October 5, 2005, we consummated a public offering of 4,400,000 shares of our common stock, resulting in gross proceeds of $8,800,000 to our company. The public price per share for the offering was $2.00. The offering was underwritten by Ferris, Baker Watts Incorporated, Maxim Group LLC and GunnAllen Financial, Inc. On October 28, 2005, the underwriters exercised a portion of their 30-day over-allotment option and purchased 53,950 shares of our common stock for $2.00 per share. The exercise of this portion of the over-allotment resulted in additional gross proceeds to us of $107,900. We intend to use the proceeds of the offering primarily to fund pre-clinical and clinical development of our four lead drug formulations: Bioral® Amphotercin B, BEMA™ Fentanyl, BEMA™ LA and BEMA™ Zolpidem.

The date of this prospectus supplement is December 16, 2005